Purchase agreement for mineral rights

Tombstone Exploration and Mining hereby agrees to purchases from Donald Heck dba Tombstone Silver Mines Secured any and all right of ownership of mineral rights pertaining to patented mining claims known as the Merrimac lode claim 13.41 AC, Clipper lode claim 13.41 AC, Red Top lode claim 20.66 AC Maine lode claim18.33 AC, Triple X lode claim 15.27 AC, Brother Jonathan lode claim 17.28 AC, Lowel lode claim 20.59 AC, May lode claim 19.43 AC. All in section 16 Township 20S Range 22E. excepting the Lowel claim which is in section 17 Township 20S Range 22E. With no surface rights for the sum of $10,000.00 with an agreement to pay a 1% royalty of net smelter returns from materials mined on said properties only. Due and payable upon signing and return of this document.

Donald Heck
6615 N Scottsdale RD.
Scottsdale AZ 85250-4407